Deutsche Bank Aktiengesellschaft 6-K/A

Exhibit 99.1

Notice of Redemption

for

Deutsche Bank Contingent Capital Trust II

Wilmington, Delaware, U.S.A.

32,000,000 6.55% Noncumulative Trust Preferred Securities

having an Aggregate Liquidation Preference Amount of
US$ 800,000,000

(Liquidation Preference Amount US$ 25 per Trust Preferred Security)

CUSIP Number: 25153X208
ISIN: US25153X2080

The Regular Trustees and the Property Trustee of Deutsche Bank Contingent Capital Trust II have been notified that on May 23, 2020, Deutsche Bank AG will redeem its Initial Debt Securities and Deutsche Bank Contingent Capital LLC II will redeem its Class B Preferred Securities. We therefore hereby give notice that subject to receipt of the Redemption Price in full by the Property Trustee, the 32,000,000 6.55% Noncumulative Trust Preferred Securities having an aggregate liquidation preference amount of US$ 800,000,000, issued by Deutsche Bank Contingent Capital Trust II with an issue date of May 23, 2007, will be redeemed at their liquidation preference amount of US$ 25 per Trust Preferred Security on the payment date falling on May 23, 2020 (the “Redemption Date”), plus any accrued and unpaid capital payments for the current payment period to but excluding the Redemption Date, with payment of all amounts to be made on May 26, 2020, (the next succeeding business day following the Redemption Date), without adjustment, interest or further payment as a result of such delay in payment. All regulatory preconditions are met.

March 24, 2020	Deutsche Bank Contingent Capital Trust II